Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

	TransUnion Holding Company, Inc.		TransUnion Corp.
(dollars in millions)	Six Months Ended June 30, 2013	From Date of Inception Through December 31, 2012	Predecessor and Successor Combined December 31, 2012	2011	2010	2009	2008
Fixed Charges:
Interest Expense	$99.0	$125.0	$113.3	$126.4	$90.1	$4.0	$0.9
Interest capitalized (on internally developed software)	0.4	0.4	0.7	0.6	0.3	—	—
Amortized loan costs not recorded as interest expense	—	—	0.1	1.6	2.7	0.3	—
Estimate of interest expense within rental expense	—	—	—	—	—	—	—

Total fixed charges	$99.4	$125.4	$114.1	$128.6	$93.1	$4.3	$0.9

Earnings:
Income from continuing operations before tax	$(8.0)	$2.7	$8.3	$67.1	$83.0	$205.7	$209.9
Less income of noncontrolling interests	(1.7)	(4.9)	(7.4)	(8.0)	(8.3)	(8.1)	(9.2)
Less income from equity investees	(7.3)	(8.0)	(12.1)	(11.4)	(8.4)	(5.3)	(6.6)
Plus fixed charges	99.4	125.4	114.1	128.6	93.1	4.3	0.9
Plus amortization of capitalized interest	0.2	0.2	0.3	0.3	—	—	—
Dividends from equity method investees	7.4	9.3	9.7	8.0	4.9	4.1	4.4
Less interest capitalized	(0.4)	(0.4)	(0.7)	(0.6)	(0.3)	—	—

Total earnings	$89.6	$124.3	$112.2	$184.0	$164.0	$200.7	$199.4

Ratio of earnings to fixed charges	0.9	1.0	1.0	1.4	1.8	46.7	221.6
Earnings shortfall	$9.8	$1.1	$1.9	$—	$—	$—	$—